Enterra Energy Trust announces June 2007 distribution of US$0.06

Calgary, Alberta – May 15, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announces that a cash distribution of US$0.06 per trust unit will be paid on June 15, 2007 in respect of the May 2007 production. The distribution will be paid in U.S. funds to unitholders of record at the close of business on May 31, 2007. The ex-distribution date is May 29, 2007.

For U.S. Residents

Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements. Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada, and in Oklahoma, U.S.A.

For further information please contact:

Rhonda Bennetto

Victor Roskey

Manager, Investor Releations, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

www.enterraenergy.com